UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Translation of registrant’s name into English)

Room 1118, 11th Floor, Building 3, Wangzhou Rd. No.99, Liangzhu Street

Yuhang District, Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 3, 2026, Scienjoy Holding Corporation (“Scienjoy” or the “Company”) received formal notice from The Nasdaq Stock Market LLC that the Company has evidenced full compliance with the $1.00 bid price requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). As a result, the listing matter has been closed. On February 3, 2026, the Company issued a press release announcing the receipt of such notice, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-256373), the registration statement of the Company on Form S-8 (Registration Number 333-289804), and the registration statement of the Company on Form F-3 (Registration Number 333-280628), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: February 3, 2026

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